Free Writing Prospectus
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement, dated March 4, 2020
Registration No. 333-236647

Depositary Shares, Each Representing a 1/40th Interest in a Share

of

5.375% Non-Cumulative Perpetual Preferred Stock, Series A

Term Sheet

Issuer:	First Citizens BancShares, Inc. (the “Company”)

Security:	Depositary shares (“Depositary Shares”), each representing a 1/40th interest in a share of First Citizens BancShares, Inc. 5.375% Non-Cumulative Perpetual Preferred Stock, Series A (“Preferred Stock”)

Aggregate Liquidation Amount:	$300,000,000 (12,000,000 Depositary Shares)

Overallotment Option:
The underwriters have the option to purchase up to an additional $45,000,000 (1,800,000 depositary shares) from the Company at the public offering price less the underwriting discount. They may exercise that option for 30 days.

Ratings:
Baa3 by Moody’s

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Dividend Payment Dates:	If declared, dividends will be payable on March 15, June 15, September 15 and December 15 of each year. The first dividend payment will be made on June 15, 2020.

Dividend Rate (Non-cumulative):	5.375%, if declared

Day Count Convention:	30/360

Term	Perpetual

Trade Date:	March 5, 2020

Settlement Date:	March 12, 2020 (T + 5)

Optional Redemption:
Subject to required regulatory approval, on March 15, 2025, or any dividend payment date thereafter, the Preferred Stock may be redeemed at the Company’s option, and subject to regulatory approval, in whole or in part, at a cash redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. The Preferred Stock also may be redeemed at the Company’s option in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. Holders of depositary shares will not have the right to require the redemption or repurchase of the depositary shares.

Voting Rights:
None, except with respect to authorizing or increasing the authorized amount of senior stock, certain share exchanges, reclassifications, mergers or consolidations, certain changes in the terms of the Preferred Stock and in the case of certain dividend non payments. The holders of Preferred Stock will have exclusive voting rights on any charter amendment that would alter only the contract rights, as expressly set forth in our charter, of the Preferred Stock. Holders of Depositary Shares must act through the depositary to exercise any voting rights.

Public Offering Price:	$25 per Depositary Share

Underwriting Discount and Commissions:	1.30% / $0.3251 per Depositary Share

Net Proceeds (before expenses) to the Issuer	$296,099,240 (or $340,649,240 if the underwriters exercise their option to purchase additional depositary shares, in full)[1]

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes

Joint Book-Running Managers:	Piper Sandler & Co. Raymond James & Associates, Inc. UBS Investment Bank

Listing:	The Company has applied to list the Depositary Shares on the NASDAQ Global Select Market under the symbol “FCNCP”

CUSIP/ISIN:	319626 305 / US3196263053

Offering of Subordinated Notes:
On March 4, 2020, the Company completed a $350 million offering of 3.375% Fixed-to-Floating Rate Subordinated Notes due 2030. The Company intends to use the net proceeds of that offering for general corporate purposes.

The depositary shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We expect that delivery of the Depositary Shares will be made against payment for the Depositary Shares on or about Settlement Date indicated above, which will be the fifth business day following the trade date of March 5, 2020 (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to the fifth business day preceding the Settlement Date will be required, by virtue of the fact that the shares will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

1 Reflects blended underwriting discount.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Piper Sandler & Co. toll-free at (866) 805-4128 or emailing fsgsyndicate@psc.com, Raymond James & Associates at (727) 567-1000 or UBS Securities LLC toll free at (888) 827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.